[redacted]

S COMMISSION
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08029627

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 65521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 07 (MM/DD/YY) AND ENDING 12 / 31 / 07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EDGEMONT CAPITAL PARTNERS, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVENUE – 7TH FLOOR
NEW YORK, NY 10017

PROCESSED
APR 16 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN **212 867-8935**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN STERN
(Name - *if individual, state last, first, middle name*)

144 E. 44TH STREET- 5TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JEFF SWEARINGEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDGEMONT CAPITAL PARTNERS, L.P.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

ERIC M. SAIDEL
NOTARY PUBLIC, STATE OF NEW YORK
REG. 02SA6075085
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES MAY 27, 2010.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEMONT CAPITAL PARTNERS, L.P.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2007

Report Pursuant to SEC
Rule 17a-5(d)

EDGEMONT CAPITAL PARTNERS, L.P.

REPORT INDEX

DECEMBER 31, 2007

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555, Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222, Fax: 516-467-4404
E-Mail: bsterncpa@optonline.net

INDEPENDENT AUDITORS' REPORT

To The Partners Of
Edgemont Capital Partners, L. P.

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the Company) as of December 31, 2007, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Benjamin Stern
Certified Public Accountant

New York, New York
February 14, 2008

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$ 121,222
Due From Related Party	184,104
Property and Equipment - at Cost, Less Accumulated Depreciation of $36,778	9,956
Other Assets	13,973
TOTAL ASSETS	$ 329,255

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:	
Accrued Expense	$ 1,300
Total Liabilities	1,300
COMMITMENTS AND CONTINGENCIES	
PARTNERS' EQUITY	327,955
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 329,255

The Accompanying Notes Are An Integral Part Of These Financial Statements.

CONFIDENTIAL

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Fee and Commission Revenue	$ 172,453
Client Reimbursements	24,143
Interest Income	5,090
Other Income	35,066
Total Revenues	236,752
EXPENSES:	
Payroll	29,996
Payroll Taxes	2,575
Employee Benefits	2,342
Communications	1,600
Travel, Entertainment & Lodging Expenses	3,736
Retirement Plan Contribution	15,444
Professional Fees	5,825
Rent	6,349
Depreciation	8,516
Insurance	409
Reimbursed Expenses	5,105
Other Expenses	5,901
Total Expenses	87,798
INCOME BEFORE INCOME TAXES	148,954
PROVISION FOR INCOME TAXES	5,300
NET INCOME	$ 143,654

The Accompanying Notes Are An Integral Part Of These Financial Statements.

CONFIDENTIAL

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	General Partner's Equity	Limited Partners' Equity	Total Partners' Equity
Balance, January 1, 2006	$ 210,543	$ 73,758	$ 284,301
Net Income	143,654	-	143,654
Drawings	100,000	-	100,000
Balance, December 31, 2006	$ 254,197	$ 73,758	$ 327,955

The Accompanying Notes Are An Integral Part Of These Financial Statements.

CONFIDENTIAL

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 143,654
Adjustments to Reconcile Net Income to Net Cash Provided by Used in Operating Activities:	
Depreciation	8,516
(Increase) Decrease in:	
Due from Related Party	(146,633)
Prepaid Expenses and Other Assets	6,046
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(9,259)
Due to Retirement Plans	(16,524)
Total Adjustments	(157,854)
Net Cash (Used in) Operating Activities	(14,200)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Drawings	(100,000)
Net Cash (Used in) Financing Activities	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(114,200)
CASH AND CASH EQUIVALENTS	
Beginning of Year	235,422
End of Year	$ 121,222
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income Taxes Paid	$ 4,000

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Edgemont Capital Partners, L.P. Limited, a Limited Partnership ("the Company"), is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was formed in December 2001 under the laws of the State of Delaware. The Company was registered as a broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in January 2003.

The firm advises businesses in the health care industry concerning financing options and opportunities (corporate finance advisory services), business valuation, and concerning M&A and other business combinations. These services are provided in addition to, as well as in conjunction with, its private placement activities. Professional fees, other than placement fees/commissions, are charged for these services, which may or may not lead to the brokering of any securities transaction.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Revenues and related expenses are recorded as transactions occur.

Property and Equipment:

Property and equipment are stated as cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and Equipment is comprised of the following:

Furniture and Fixtures	$10,515
Office Equipment	36,219
	46,734
Less: Accumulated Depreciation	36,778
	$ 9,956

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes:

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains liable for the New York City Unincorporated Business Tax.

Cash and Cash Equivalents:

For the purpose of the Statement of Cash Flows the Company deems cash and cash equivalents to include cash in bank checking and money market accounts.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule, and as such is exempt from the reporting requirements of such rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a FINRA member to reduce its business or prohibit a FINRA member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2007, the Company had net capital of $119,922 which was $114,922 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Leases:

Office Space

The Company rents its office space under an operating lease which expired on December 31, 2005. The company exercised its renewal option which extends the lease through December 31, 2008. Total rent expense (allocated) was $6,349 for the year ended December 31, 2007. Future minimum annual lease payments are as follows:

Year Ending December 31,	
2008	60,726

NOTE 5 – CONCENTRATIONS:

Cash and cash equivalents includes $121,222 held in accounts of one bank at December 31, 2007, $100,000 of which is covered by FDIC insurance.

For the year ended December 31, 2007 revenue from two of the Company's clients accounted for 68% and 32% of total revenue respectively. The Company provides services to its clients on a specific engagement basis and therefore the Company's clients may be transient and the volume of services for specific clients will change substantially from year to year.

NOTE 6 – RETIREMENT PLANS:

The Company's expense for retirement plans for the year ended December 31, 2007 is as follows:

Profit Sharing Plan Contribution	$ 6,397
Defined Benefit Plan Contribution	9,047
Total	$15,444

NOTE 7 – RELATED PARTY AND EXPENSE SHARING AGREEMENT:

Effective January 1, 2007, Edgemont Advisors LP ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which their operating expenses (i.e. office rent, office expenses, payroll and related taxes, employee benefits and retirement expenses, professional fees, etc.) are allocated to each entity based on their respective revenue for the period. For the year ended December 31, 2007, the revenue of the Company represented 9.73% of the total revenue of both the Company and Advisors; therefore the Company was charged with 9.73% of the operating expenses of both entities. Depreciation and NYC Unincorporated Business Tax were not allocated between the entities; each were charged with depreciation on their own property and equipment and charged with income taxes based on their own net income.

As discussed in Note 4 above, the Company leases office space occupied by both entities. Beginning in January 2007, Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

As of December 31, 2007, the balance due from Advisors was $184,104.

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555, Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222, Fax: 516-467-4404
E-Mail: bsterncpa@optonline.net

INDEPENDENT AUDITORS' REPORT ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Partners Of
Edgemont Capital Partners, L.P.

We have audited the accompanying financial statements of Edgemont Capital Partners, L.P., as of and for the year ended December 31, 2007, and have issued our report thereon dated February 14, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benjamin Stern
Certified Public Accountant

New York, New York
February 14, 2008

CONFIDENTIAL
EDGEMONT CAPITAL PARTNERS, L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) AS OF DECEMBER 31, 2007

TOTAL PARTNERS' EQUITY	$ 327,955
NON-ALLOWABLE ASSETS:	
Non-Broker Dealer Accounts Receivable, Property and Equipment, (Net of Accumulated Depreciation) Prepaid Expenses and Other Assets	208,033
NET CAPITAL BEFORE HAIRCUT	119,922
HAIRCUTS – NONE	
NET CAPITAL	119,922
MINIMUM NET CAPITAL REQUIRED:	
Minimum Net Capital Requirement of 6-2/3% of Aggregate Indebtedness of $1,300 for December 31, 2007 or $5,000, whichever is Greater	5,000
Excess Net Capital	$ 114,922
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL:	
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 117,223
DIFFERENCES DUE TO AUDIT ADJUSTMENTS:	2,699
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$ 119,922
TOTAL AGGREGATE INDEBTEDNESS	$ 1,300
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1%

See Independent Auditor's Report on Supplemental Information. The Accompanying Notes Are An Integral Part Of These Financial Statements.

END